Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 November 22, 2010

Understanding Gold Rush 2.0

Author: Kevin Feldman

Back in early 2006, Timothy Middleton, a financial writer for MSN Money, predicted that gold was toast. The price of the precious metal [http://moneycentral.msn.com/content/p143800.asp], he argued, had peaked at $570 an ounce. “If you own gold,” he proclaimed, “this looks to me like a swell time to sell it.”

Proving the fallibility of financial prognosticators, that prediction couldn’t have been more wrong: In the almost five years since, the price of gold has soared to about $1400 an ounce, an increase in value of over 150% .Gold vastly outperformed the stock markets during that time, and likely helped to offset other declines in investors’ portfolios (assuming they did not follow the financial writer’s advice).

Call it Gold Rush 2.0. But why has the price of gold risen so dramatically in recent years? Because of the upheavals in the US and global economy. Traditionally, professional investors have seen investing in gold, a commodity of limited supply, as a means of hedging against either declines in stock prices, or against falling currencies. And we’ve seen both.

In 2008 and early 2009, of course, stock markets plunged, and concerned investors looked to gold to diversify and stabilize their portfolios. Despite the fact that the price of gold has historically been volatile—as Money magazine financial writer Walter Updegrave has pointed out, in 2008, a year when volatility reigned, the price of gold rose and fell by as much as 26%—investors saw gold as a haven from stock prices [http://moremoney.blogs.money.cnn.com/2008/11/05/buying-gold-as-a-safe-haven/] which seemed to be going only one direction: down. And for many small investors, the psychological reassurance of owning something tangible also played a part: Gold was something one could see and feel, and a time when wealth seemed to be simply vanishing, the physical reality of gold inspired confidence.

Sources: Bloomberg, BlackRock, as of 4/30/10. Gold: London PM Fixing.

Index and gold spot returns are for illustrative purposes only and do not reflect any fees or transaction costs. One cannot invest directly in an index or benchmark. Past performance does not guarantee future results.

But gold is not only a potential hedge against drops in the stock markets, it can also be a hedge against a decline in the value of a currency, either relative to other currencies or because of inflation. The former is exactly what has happened with the US dollar, which has been steadily falling in value against the yen, pound and Euro. And while the US inflation rate, at slightly above 1%, is almost non-existent—some commentators argue that deflation [http://blogs.wsj.com/marketbeat/2010/05/27/on-einhorns-blatant-gold-book-talking-in-times-op-ed/] is a more likely possibility—many investors fear that, thanks to government spending, inflation looms in the years ahead. And for investors who believe that inflation lies ahead, the price of gold isn’t high—because they believe that whatever the price is now, subsequent inflation is only likely to further increase the demand for, and value of, gold.

So for investors looking to diversify their portfolio, hedge against a decline in stock prices, and protect themselves from a decline in the value of the dollar, gold may be a smart investment.

In my next blog post, I’ll look at another key factor in the price of gold: its purchase and sale (mostly purchase) by central banks around the world.

iShares Gold Trust (“Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are created to reflect the price of the gold held by the Trust, less the Trust’s expenses and liabilities, the market price of the shares will be as unpredictable as the price of gold has historically been. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Sources: Bloomberg, BlackRock